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Attention: Pamela Long	Madrid	Washington, D.C.

Re:                             Neff Corporation
Registration Statement on Form S-1
Filed September 3, 2014
File No. 333-198559

Ladies and Gentlemen:

On behalf of our client, Neff Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Commission on September 3, 2014 (the “Initial Filing”).

This amendment reflects certain revisions to the Initial Filing in response to the comment letter from the staff of the Commission (the “Staff”) to Mark Irion, the Company’s Chief Financial Officer, dated September 30, 2014.  The responses provided in this letter are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Initial Filing, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Neither the Company nor anyone authorized to do so on the Company’s behalf has provided any written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to potential investors. We are also not aware of any research reports about the Company that were published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. We will supplementally provide the Staff with such written materials and any such research reports of which we become aware.

2.              Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response:

The Company respectfully acknowledges the Staff’s comment and will include a price range in a subsequent pre-effective amendment to the Registration Statement. We acknowledge that the Staff will need sufficient time to review and process an amendment to the Registration Statement containing a price range and that the inclusion of a price range may cause the Staff to raise issues on areas in the Registration Statement upon which the Staff has not previously commented.

3.              We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Response:

The Company respectfully acknowledges the Staff’s comment and will include all required exhibits in a subsequent pre-effective amendment to the Registration Statement and allow the Staff adequate time to review the exhibits prior to effectiveness of the Registration Statement.

4.              Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:

The Company respectfully acknowledges the Staff’s comment and, prior to the effectiveness of the Registration Statement, will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Table of Contents

5.              In the paragraph following the table of contents you state that “[t]he information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock.” This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please revise your disclosure accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to delete the highlighted text.

Prospectus Summary, page 1

6.              In accordance with Item 10(e)(1)(i)(a) of Regulation S-K, please present net income prepared in accordance with US GAAP with equal or greater prominence than Adjusted EBITDA.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 1 of Amendment No. 1 to include net income prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

7.              We note your disclosure that as of June 30, 2014, you have a rental fleet with an original equipment cost of approximately $708.3 million.  Please reconcile this amount to the amounts presented in your consolidated balance sheet and your disclosure on page 17. Please consider the need to provide Item 10(e)(1)(i) of Regulation S-K disclosures for your presentation of original equipment cost that does not agree to the amount presented in accordance with US GAAP.

Response:

The Company respectfully acknowledges the Staff’s comment.  The “original equipment cost” of rental fleet is a widely used industry metric utilized by the Company to compare fleet size independent of depreciation and amortization. We have added disclosure in footnote (7) on page 20 to explain how this metric is calculated.

8.              Please explain to us your intended presentation of pro forma liquidity on page 7, including a description of the calculation and specific pro forma adjustments and how you expect to meet the requirements of Rule 10(e) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 7 and 90 of Amendment No. 1 to delete the term “pro forma liquidity” and replace it with explanatory text.

Industry Overview, page 2

9.              In the first paragraph of your disclosure you cite certain growth statistics relating the North American rental industry, based on data provided by the American Rental Association (ARA).  Based on our review of ARA’s website, the rental market appears to extend beyond equipment rentals serving the infrastructure and construction markets, to also include light construction and DIY rentals, as well as party events and wedding rentals.  Please revise your disclosure to quantify the percentage of the rental market serving the broader industrial and construction markets to help investors better assess how the forecasted growth of the entire North American rental industry would impact the growth of equipment rentals in particular.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 3 and 86 of Amendment No. 1 to quantify the percentage of total North American rental industry revenues that is attributable to the industrial and commercial construction markets that the Company serves.

Capitalize on Operating Leverage, page 6

10.       In an appropriate section of the filing, please explain the intended meaning of the term “greenfield expansion.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 6 and 89 through 90 of Amendment No. 1 to replace the phrase “greenfield expansion” with explanatory language.

The Offering, page 12

Controlled company exemption, page 14

11.       Please revise your disclosure to focus on the most material aspects of this exemption, such as exemption from compliance with certain corporate governance standards.  In this regard, we note your “Controlled Company Exception” discussion on page 94 highlighting among other things, the lack of required independent representation on your board.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 99 of Amendment No. 1 to clarify that the Company will only elect to take advantage of the “Controlled Company Exception” in respect of the requirement to perform annual performance evaluations of the nominating/corporate governance and compensation committees.

Summary Historical and Pro Forma Consolidated Financial Data, page 16

12.       Please expand footnote 6 to include an explanation as to why EBITDA and Adjusted EBITDA are useful performance measures for investors in accordance with Item 10(e)(1)(i)(c) of Regulation S-K.  Please also quantify each item listed in subnote (e).

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 19 of Amendment No. 1 to include an explanation of why EBITDA and Adjusted EBITDA are useful performance measures for investors. In addition, the Company has revised the disclosure on page 20 to quantify each item listed in subnote (e).

Risk Factors, page 21

The amounts that we may be required to pay to our existing owners under the Tax … page 33

13.       Due to Wayzata’s control position, please disclose, if true, that following this offering Wayzata may cause you to elect an early termination of the Tax Receivable Agreement, as well as discuss the circumstances when Wayzata may elect to do so.  Please also clarify whether Wayzata will be able to determine or control the determination of the tax reporting positions upon which payments under the Tax Receivable Agreement will be calculated.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that early termination of the Tax Receivable Agreement may only be elected by a majority of the Company’s “independent directors” (under the standards set forth in Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, and the corresponding rules of The New York Stock Exchange). The single Wayzata board member will not be an “independent director” for this purpose and will not have the ability to cause the Company to elect an early termination of the Tax Receivable Agreement.

The Company further respectfully advises the Staff that the determination of the tax reporting positions upon which payments under the Tax Receivable Agreement will be calculated will be based upon advice of the Company’s tax advisors.  Moreover, pursuant to the Tax Receivable Agreement, calculations of payments under the Tax Receivable Agreement are required to be supported by a letter from an independent accounting firm that is nationally recognized as being an expert in income tax matters.  In addition, the Company has revised the disclosure on pages 32 through 33 and 119 through 120 of Amendment No. 1 to further explain that the calculation of payments due under the Tax Receivable Agreement will be based on the advice of the Company’s tax advisors.

Unanticipated changes in effective tax rates or adverse outcomes resulting from … page 33

14.       Your reference to future earnings in countries with different statutory tax rates appears misplaced.  As you do not have any international operations, please revise your disclosure accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has deleted the indicated disclosure on page 34 of Amendment No. 1.

Risks Relating to This Offering and Ownership of Our Class A Common Stock, page 34

You may be diluted by future issuances of additional Class A common stock in …. page 35

15.       You state that your certificate of incorporation and the Neff Holdings LLC Agreement will require that you and Neff Holdings at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by you and the number of common units owned by you.  In an appropriate section of the filing, please revise your disclosure to discuss these provisions in detail, including how you will maintain the one-to-one ratio in the event, for example, of issuance of Class A common stock under the 2014 Incentive Award Plan.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 122 of Amendment No. 1 to explain the provisions of the Neff Holdings LLC Agreement relating to maintenance of the one-to-one ratio.  This additional disclosure immediately precedes existing disclosure regarding the issuance of stock or options under the applicable equity incentive plans and arrangements which includes a discussion of how both units and stock are issued.

For as long as we are an emerging growth company, we will not be required to … page 38

16.       You state here that you have not made a final decision to take advantage of certain of the exemptions available to you as an emerging growth company.  Please tell us when you intend that make that decision and whether your current executive compensation disclosures reflect the reduced disclosure obligations applicable to a smaller reporting company.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 38 of Amendment No. 1 to disclose which emerging growth company exemptions the Company will utilize. In addition, the Company further respectfully advises the Staff that the current executive compensation disclosure reflects the reduced disclosure obligations applicable to a smaller reporting company.

Market Data, page 45

17.       Please confirm that any of the market and industry data, reports or studies you refer to in your disclosures were not commissioned by you for use in this prospectus.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that none of the market and industry data, reports or studies referred to in the Company’s disclosures were commissioned by the Company for use in the Registration Statement.

Dividend Policy, page 46

18.       Please disclose the amount of distributions made during each period presented to your predecessor’s current member.  See Rule 201(c) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 46 of Amendment No. 1.

Use of Proceeds, page 47

19.       Please discuss the application of the proceeds from the Second Lien Loan, which was entered into on June 9, 2014.  Please refer to Instruction 4 of Item 504 of Regulation S- K.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 47 of Amendment No. 1.

20.       It appears that a portion of the offering proceeds will be used to pay “fees and expenses…related to this offering.”  If the transaction bonuses payable under the Transaction Bonus Plan, which is discussed on page 107 of the registration statement, comprise “fees and expenses” to be paid with the proceeds of the offering, please revise your disclosure here to specifically highlight this use of proceeds.

Response:

The Company respectfully acknowledges the Staff’s comment and has added disclosure on pages 47 and 113 through 114 of Amendment No. 1 to further describe the Transaction Bonus Plan and to note that a portion of the proceeds of the offering could be applied to make payments under the Transaction Bonus Plan.

Dilution, page 49

21.       We note your disclosure that Neff Holdings’ net tangible book value as of June 30, 2014, is $536.0 million.  Please provide us with your calculation. In this regard, we note that Neff Holdings’ has total members’ deficit of $343.7 million, goodwill of $58.8 million, and intangible assets, net of $17.4 million as of June 30, 2014.

Response:

In response to the Staff’s comment, the Company respectfully submits the following calculation in respect of Neff Holdings’ net tangible book value as of June 30, 2014:

As of June 30, 2014
Total Assets	$612,078
Less Goodwill	(58,765)
Less Intangibles	(17,357)
Less Liabilities	(955,762)
Net Tangible Book Deficit:	$(419,806)

In addition, the Company has revised the disclosure on page 50 to reflect this calculation.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 51

22.       Please note that once you have included complete pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance Article 11 of Regulation S-X, including an introduction to the pro forma financial information that fully complies with Article 11-02(b)(2) of Regulation S-X; disclosures that clearly communicate the nature and amounts of the adjustments being made including how you determined the adjustment amount per Article 11-02(b)(6); and disclosures for aspects of the Refinancing, Organizational, and Offering Transactions that have not been reflected in the pro forma financial statements per Article 11-02(b)(6).

Response:

The Company respectfully acknowledges the Staff’s comment and will include complete pro forma financial information in a subsequent pre-effective amendment to the Registration Statement and allow the Staff sufficient time to review the pro forma financial information prior to any distribution of preliminary prospectuses.

23.       For your discussion of the Tax Receivable Agreement, please include an explanation for the agreement or provide a cross-reference to the disclosure in the Form S-1, when a liability will be triggered, how you intend to account for the tax receivable agreement, and how the agreement will/may impact your financial statements in the future.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided a cross-reference on page 52 to the section of Amendment No. 1 titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Company Structure and Effects of the Organizational Transactions” which now provides the requested disclosure on pages 66 through 67.

24.       We note that the Neff Holdings LLC common units will be redeemable at the holders’ option with you having the option to settle in shares or cash. Please tell us how you intend to account for your to-be-subsidiaries’ redeemable equity in your consolidated financial statements subsequent to completion of the transactions along with the specific references to the accounting literature that supports your accounting.  Please also include appropriate disclosures for this feature in your pro forma disclosures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, under the Neff Holdings LLC Agreement discussed in the section of Amendment No. 1 titled “Certain Relationships and Related Party Transactions—Neff Holdings LLC Agreement—Agreement in Effect Upon Completion of this Offering,” if holders elect to redeem their common units in Neff Holdings, the Company may elect to issue shares of its Class A common stock on a one-for-one basis with the common units so redeemed.  The Company has evaluated the proposed terms and conditions of this redemption right in conjunction with its determination of the appropriate accounting treatment for the non-controlling interest in

Neff Holdings associated with the Organizational Transaction.

The Company respectfully advises the Staff that it has determined that the redemption right is not a freestanding financial instrument based on evaluation of ASC 480, and notes that the right is not legally detachable or separately exercisable from the units to which it is attached.

Furthermore, Company evaluated ASC 815-15 and respectfully advises the Staff that it has also determined that the redemption right is not required to be bifurcated and accounted for separately as a derivative instrument. This conclusion was reached given that a separate instrument with the same terms as the embedded redemption right will be (1) indexed to the Company’s own stock and (2) classified in stockholders’ equity in the consolidated financial statements of the Company.

The Company also respectfully advises the Staff that it has analyzed the classification of the non-controlling interest in Neff Holdings and concluded that such common units should be classified as permanent equity in the consolidated financial statements of the Company.  In making this determination, the Company considered the guidance in ASC 480-10-S99.  The Company respectfully notes the following features of the common units: (1) the common units are not redeemable at a fixed or determinable date, (2) the common units are not redeemable for cash or other assets at the option of the holder or upon the occurrence of an event that is not within the control of the Company and (3) under no circumstance is the Company required to settle any redemption of common units in cash or other assets.  Accordingly, the Company respectfully advises the Staff that it believes the classification as permanent equity is appropriate.

The Company respectfully advises the Staff that it will include in its pro forma financial statements additional disclosure regarding the conversion features of common units under the Neff Holdings LLC Agreement in a subsequent pre-effective amendment to the Registration Statement, and allow the Staff adequate time to review such disclosure prior to effectiveness of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Company Structure and Effects of the Organizational Transactions, page 64

25.       We note that you intend to enter into a Tax Receivable Agreement with your existing owners for which the payments are expected to be material. As such, please provide disclosures of the material terms of the income tax receivable agreement or provide a cross reference to where the terms are already disclosed.  Please also disclose (a) the range of the future payments you expect to pay under the agreement; (b) the anticipated timing of the payments (e.g., payments to the existing owners will be made two months after we file an income tax return in which step-up tax benefits that are part of the agreement are utilized); and how you intend to fund the required payments.

Response:

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the cross reference on page 67 to the section of Amendment No. 1 titled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” In addition, the Company further respectfully advises the Staff that it has added disclosure on pages 119 through 120 addressing the timing of future payments under the Tax Receivable Agreement and the form of disclosure for the range of future payments under the Tax Receivable Agreement.  In response to the Staff’s comment, the Company will supplementally provide the expected aggregate payments and annual range of payments in a subsequent pre-effective amendment to the Registration Statement.

The Company respectfully further advises the Staff that it has added disclosure on page 119 to the effect that it anticipates funding the required payments under the Tax Receivable Agreement from cash flow from operations, available cash and available borrowings under the Revolving Credit Facility.

Results of Operations, page 66

26.       Please quantify the impact each factor disclosed as materially impacting all line items comprising income from continuing operations for each period presented when multiple factors are disclosed.  One example is to quantify the impact changes in rental rates and amount of equipment on rent (i.e., volume) had on the change in rental revenues.  Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure for rental revenues on pages 70 through 71 and 74 of Amendment No. 1 to disclose additional detail regarding the breakdown of factors impacting rental revenue.

27.       We note that the sum of depreciation of rental equipment and cost of rentals as a percent of rental revenues has significantly declined for the comparisons presented.  However, the discussion and analysis provided for these line items do not provide investors with an understanding of the specific factors that led to the decline in costs as a percentage of revenue (i.e., the increase in gross profit margin).  Please expand your disclosures to provide this discussion and analysis. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12(b)(3) and 501.12(b)(4) of the Financial Reporting Codification for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 71 and 74 of Amendment No. 1 to provide additional detail with respect to the identified factors.

Cost of Rental Revenues, page 69

28.       You disclose that the increase in cost was primarily a result of increased payroll and payroll related expenses. In addition, in your “Cost of Rental Revenues” disclosure at the top of page 67, you indicate that these costs include payroll expenses for drivers and mechanics.  Please expand your “Fleet Management” discussion on page 87 or another appropriate section of the filing, to discuss how you handle transportation of your rental equipment, whether your reference to payroll expenses for drivers refers to the driving of the rental equipment to and from a costumer’s location, and confirm whether once the equipment is delivered to a customer, the customer takes complete charge of operating the rental equipment.  In addition, please discuss whether a customer is required to obtain insurance coverage for the equipment during the period of utilization of the rental equipment, or whether such insurance coverage is provided by you.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 91 of Amendment No. 1 to include additional discussion of the methods by which the Company transports its rental equipment to and from customer locations.

The Company further respectfully advises the Staff that insurance coverage for the equipment located at a customer site is maintained by the customer and disclosure to that effect has been added on page 91.

Liquidity and Capital Resources, page 72

29.       In one of the risk factors on page 29, you state that you anticipate needing to purchase additional equipment in 2015 in order to supplement your current fleet.  Please discuss, where appropriate, the anticipated amount of capital investment that you will be making in 2015 and the sources of funds for this investment.  Refer to Item 303(a)(2) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has added disclosure regarding its anticipated capital expenditures for 2014 and 2015 on page 75 of Amendment No. 1.

30.       We note that as of June 30, 2014, total assets ($612.1 million) are significantly less than total liabilities ($955.8 million) and it is not clear whether operating cash flows generated and availability under your Revolving Credit Facility will be sufficient to bridge the deficiency.  We further note your statement that you believe cash flow from operations, available cash and cash equivalents, and the availability under your Revolving Credit Facility are sufficient to meet your liquidity needs for the foreseeable future.  Please expand your disclosures to provide investors with a robust discussion and analysis of your sources and uses of cash in the short-term (i.e., in the next 12 months) and in the long-term.  In this regard, please provide investors with a quantified summary of your sources of cash and your uses of cash both for the short-term and long-term in a tabular format.  Please supplement this presentation with a discussion of potential unexpected sources and uses of cash. Please also explain to investors what the impact would be if you are unable to meet your debt obligations and/or other cash flow obligations through operating cash flows, available credit, and/or new financing and are in default of your obligations. Please refer to Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and respectfully submits that it would not be appropriate to include projections of its future cash flows in the prospectus. As a result, the Company has revised its disclosure on page 75 of Amendment No. 1 to limit its belief that cash flow from operations, available cash and cash equivalents and available borrowings under its revolving credit facility will be sufficient to meet its liquidity needs to the next 12 months.

31.       We note that the financial covenants disclosed on page 74 are triggered in the event the availability under the Revolving Credit Facility falls below $42.5 million, or 10% of the aggregate commitments of all lenders.  Please quantify the current amount equal to 10% of the aggregate commitments of all lenders.  Please expand your disclosures to clarify if you are currently in compliance with those financial covenants in the event you were to borrow the $96.1 million disclosed on page F-13 as being available and tell us whether future non-compliance of any debt covenant is reasonably likely.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 77 of Amendment No. 1.  The Company further respectfully advises the Staff that it does not believe that non-compliance with any of its debt covenants is reasonably likely in the next 12 months.

Critical Accounting Policies and Estimates, page 76

Goodwill and Intangibles with Indefinite Useful Lives, page 77

32.       Please expand your disclosures for testing goodwill for impairment as of the most recent testing date to clarify if the estimated fair value substantially exceeds the carrying value for your reporting unit. To the extent that the estimated fair values that is not substantially in excess of the carrying value, please provide the following disclosures for each of these reporting units:

•                  The percentage by which fair value exceeds the carrying value as of the most recent step one test.

•                  A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•                  A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and submits that the business enterprise value of the Company as calculated in connection with the most recent impairment testing for goodwill substantially exceeded the business enterprise value of the Company used in the acquisition and establishment of the recorded goodwill.  The Company further respectfully advises the Staff that, because step 1 of the impairment testing for goodwill indicated no need to proceed to step 2, it believes that the calculation of fair value of goodwill is not required.

Valuation of Long-Lived Assets and Intangibles with Finite Useful Lives, page 78

33.       Please expand your disclosures to clarify if there were any events or circumstances that triggered a need to estimate the recoverable amount for any asset or asset group during fiscal year 2013 and the subsequent interim period.  If you did test any assets or asset groups for impairment, please provide investors with a discussion of the facts and circumstances that led to the need to test for impairment and the carrying value of the asset(s) tested.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 82 of Amendment No. 1.

Business, page 80

34.       Please disclose when your predecessor was formed, as well as include a discussion of your bankruptcy.  Please refer to Item 101(a)(1) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 84 of Amendment No. 1.

Operations, page 86

Equipment Rentals, page 86

35.       Please disclose whether you enter into written lease agreements with your customers and whether the agreements have specific provisions for early termination.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 90 of Amendment No. 1.

Management, page 93

36.       Please disclose Mr. Continenza’s business experience over the last five years to the extent he has held any positions in addition to his directorship roles.  Please refer Item 401(e)(1) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 98 of Amendment No. 1 to disclose Mr. Continenza’s business experience over the last five years.  The Company further respectfully advises the Staff that Mr. Continenza’s biography includes all business experience over the last five years.

Board of Directors, page 94

37.       Please disclose which of your directors will be independent.  Please refer to Item 407(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 99 of Amendment No. 1.

Executive Compensation, page 96

38.       Please revise to include your second most highly compensated executive officer after Mr. Irion and provide relevant Item 402 of Regulation S-K disclosure.  We note the third bullet point in your list of named executive officers.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 101 through 107 and 113 through 114 of Amendment No. 1 to include its next most highly compensated executive officer after Mr. Irion.

Employment Agreements, page 97

39.       Please file the employment agreements with Messrs. Hood and Irion as exhibits to the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has filed the employment agreements between the Company and Messrs. Hood and Irion, and all amendments thereto, as exhibits 10.14 and 10.15 to the Registration Statement. In addition, the Company respectfully advises the Staff that it has filed the employment letter provided to Mr. Parks as exhibit 10.16.

Annual Cash Incentive Compensation, page 98

40.       Please disclose what level of target achievement the actual amount of the annual bonus paid to each of Messrs. Hood and Irion represents.  Please also identify the nature of the KPOs for each named executive officer and whether they were achieved.  For guidance, please refer to Item 402(o)(5) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 104 through 105 of Amendment No. 1.

Equity-Based Compensation Awards, page 99

41.       We note that outstanding 2010 Employee Options will fully vest and become exercisable upon a change in control of Neff Holdings LLC.  Please clarify whether the reorganization transactions would be considered a change in control of Neff Holdings LLC.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 105 of Amendment No. 1 to disclose that the reorganization transactions will not be considered a change in control of Neff Holdings LLC.

Director Compensation Table, page 102

42.       Please explain the difference in compensation between the two non-employee directors. In addition, if you expect to adopt a new director compensation program following the closing of the offering, please disclose.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 108 through 109 of Amendment No. 1 to explain the difference in compensation between the two non-employee directors and disclose the new non-employee director compensation policy that the Company plans to adopt following the closing of the offering.

43.       Please include discussions of the Neff Holdings LLC Amended and Restated Sale Transaction Bonus Plan and the Neff Holdings LLC 2014 Incentive Bonus Plan in your discussion of related party transactions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 124 of Amendment No. 1 to include a cross-reference to the discussions of the Neff Holdings LLC Amended and Restated Sale Transaction Bonus Plan and the Neff Holdings LLC 2014 Incentive Bonus Plan set forth in the section of Amendment No. 1 titled “Executive Compensation—Other Compensation Programs.”

44.       Please clarify whether the term “proceeds” in the context of the Neff Holdings LLC 2014 Incentive Bonus Plan discussion, refers to the offering proceeds.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 114 of Amendment No. 1 to disclose that “proceeds” in the context of the Neff Holdings LLC 2014 Incentive Bonus Plan does refer to the offering proceeds.

Certain Relationships and Related Party Transactions, page 111

Tax Receivable Agreement, page 111

45.       We note that interest begins accruing on payments under the tax receivable agreement upon the due date of your tax return, but that payments are not due for an undisclosed period of time after the filing of the return. Please disclose when payments are due under the tax receivable agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 119 through 120 of Amendment No. 1.

Neff Holdings LLC Agreement, page 114

Common Unit Redemption Right, page 115

46.       At the end of this paragraph you disclose that at your election, the company may effect a direct exchange of cash or your Class A common stock for an existing member’s common units in lieu of their redemption right.  Please expand your disclosure to discuss the circumstances when you may effect a “direct exchange” and whether there are any restrictions on your ability to compel holders of LLC units to exchange their units for Class A common stock.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 122 of Amendment No. 1 to include a discussion of the circumstances when the Company may effect a “direct exchange” and of the restrictions on its ability to compel holders of LLC units to exchange their units for Class A common stock.

Underwriters, page 133

47.       To the extent applicable, please expand your disclosure at the top of page 134 to identify the underwriters that are planning on selling to discretionary accounts.  Please refer to Item 508(j) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the underwriters have advised the Company that none of the current underwriters intend to make sales to discretionary accounts. Assuming underwriters added to the syndicate do not plan to sell to discretionary accounts, the Company will remove the disclosure relating to sales to discretionary accounts in a subsequent pre-effective amendment to the Registration Statement.

48.       Please clarify which affiliates of your underwriters hold debt that will be repaid with the proceeds of this offering.  Please refer to Item 508(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 142 of Amendment No. 1 to identify the underwriters that have affiliates holding debt that will be repaid with the proceeds of the offering.

Where You Can Find More Information, page 139

49.       Please revise to include all of the information required by Item 101(e)(2) of Regulation S- K, including our address.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 146 of Amendment No. 1.

Consolidated Statements of Operations, page F-18

50.       Please revise the line item, net income per share, under the Pro Forma Consolidated Statements of Operations section to include pro forma in the title.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-18 of Amendment No. 1 to include “pro forma” in the title of the line item for net income per share.

Note 1 —  Basis of Presentation, page F-21

Rental Equipment, page F-22

51.       Please disclose the gross amount of your rental equipment by category along with the amount of accumulated depreciation for each period presented.  Please refer to your disclosure on page 2 and also Note 3 on page F-26 for your property and equipment.

Response:

The Company respectfully submits to the Staff that the Company has segregated its fixed assets in its GAAP financial statements by nature and function into “Rental Equipment” and “Property and Equipment.”  Rental equipment as disclosed in the Company’s financial statements is its rental fleet that is the source of its rental revenues and property and equipment are those other fixed assets that are primarily used to support the Company’s rental operations.  The Company respectfully advises the Staff that, for GAAP purposes the Company views its rental equipment and such rental equipment’s related accumulated depreciation as one asset class and property and equipment as a separate class and has disclosed them as such in the financial statements.  The Company respectfully advises the staff that it believes these disclosures are consistent with requirements for GAAP disclosures as noted in ASC 360 and Rule 5-02 and are accepted industry standards for such GAAP disclosures.

The Company further respectfully submits that the disclosures on page 2 provide investors additional information as to the composition of our rental fleet.

Goodwill and Intangible Assets, page F-23

52.       Please expand your disclosure for testing goodwill for impairment to state the testing date.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page F-23 of Amendment No. 1.

Pro Forma Statements of Operations (unaudited), page F-24 Earnings per unit, page F-25

53.       Please tell us your consideration of including all distributions made within the most recent fiscal year and subsequent interim period in accordance with SAB Topic 1:B.3 for both your most recent annual and interim statements of operations.  Please also note that the presentation should be calculated using distributions in excess of current year earnings.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that the Company made two distributions in excess of earnings within the most recent annual and interim financial statements.  The Company further respectfully advises the Staff that, in accordance with SAB Topic 1:B.3, the Company is disclosing in the pro forma per share data the effect of the increase in the number of shares which would be sufficient to pay those distributions for both the most recent annual and interim financial statements.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-1284 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Mark Irion, Chief Financial Officer, Neff Corporation
Dennis D. Lamont, Esq., Latham & Watkins LLP
Arthur D. Robinson, Esq., Simpson Thacher & Bartlett LLP
Lesley C. Peng, Esq., Simpson Thacher & Bartlett LLP